EXHIBIT 11.0

PROSOFTTRAINING

EARNINGS PER SHARE COMPUTATION

(In thousands, except per share data)

	Three Months Ended January 31,
	2003		2002
	Basic	Diluted	Basic	Diluted
Weighted average shares outstanding	24,201	24,201	23,991	23,991
Net loss	$(1,440)	$(1,440)	$(2,195)	$(2,195)
Loss per share	$(0.06)	$(0.06)	$(0.09)	$(0.09)

	Six Months Ended January 31,
	2003		2002
	Basic	Diluted	Basic	Diluted
Weighted average shares outstanding	24,199	24,199	23,858	23,858
Net loss	$(2,826)	$(2,826)	$(5,359)	$(5,359)
Loss per share	$(0.12)	$(0.12)	$(0.22)	$(0.22)

At January 31, 2003 and 2002, all potential common shares were anti-dilutive.